Interim Condensed Consolidated Financial Statements of

CGI GROUP INC.

For the three and six months ended March 31, 2016 and 2015
(unaudited)

Interim Consolidated Statements of Earnings
For the three and six months ended March 31
(in thousands of Canadian dollars, except per share data) (unaudited)

	Three months ended March 31		Six months ended March 31
	2016	2015	2016	2015
	$	$	$	$
Revenue	2,750,049	2,601,208	5,433,726	5,142,463
Operating expenses
Costs of services, selling and administrative	2,357,827	2,231,436	4,655,854	4,426,821
Restructuring costs (Note 4)	—	—	29,100	—
Net finance costs	22,631	24,471	42,744	48,051
Foreign exchange loss	1,606	6,656	3,132	8,477
	2,382,064	2,262,563	4,730,830	4,483,349
Earnings before income taxes	367,985	338,645	702,896	659,114
Income tax expense (Note 5)	85,250	87,471	182,448	171,684
Net earnings	282,735	251,174	520,448	487,430
Earnings per share (Note 7C)
Basic earnings per share	0.92	0.80	1.70	1.56
Diluted earnings per share	0.90	0.78	1.65	1.52

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2016 and 2015    1

Interim Consolidated Statements of Comprehensive Income
For the three and six months ended March 31
(in thousands of Canadian dollars) (unaudited)

	Three months ended March 31		Six months ended March 31
	2016	2015	2016	2015
	$	$	$	$
Net earnings	282,735	251,174	520,448	487,430
Items that will be reclassified subsequently to net earnings (net of income taxes):
Net unrealized (losses) gains on translating financial statements of foreign operations	(299,456)	132,369	(182,477)	124,949
Net gains (losses) on derivative financial instruments and on translating long-term debt designated as hedges of net investments in foreign operations	76,962	(103,671)	28,774	(139,983)
Net unrealized (losses) gains on cash flow hedges	(16,235)	20,677	(14,910)	22,891
Net unrealized gains (losses) on available-for-sale investments	320	1,679	(104)	1,917
Items that will not be reclassified subsequently to net earnings (net of income taxes):
Net remeasurement (losses) gains on defined benefit plans	(12,204)	(31,462)	3,269	(25,839)
Other comprehensive (loss) income	(250,613)	19,592	(165,448)	(16,065)
Comprehensive income	32,122	270,766	355,000	471,365

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2016 and 2015    2

Interim Consolidated Balance Sheets
(in thousands of Canadian dollars) (unaudited)

	As at March 31, 2016	As at September 30, 2015
	$	$
Assets
Current assets
Cash and cash equivalents	168,919	305,262
Accounts receivable	1,097,418	1,097,863
Work in progress	941,080	873,099
Current derivative financial instruments (Note 10)	22,348	26,567
Prepaid expenses and other current assets	188,649	160,638
Income taxes	5,176	5,702
Total current assets before funds held for clients	2,423,590	2,469,131
Funds held for clients	362,638	496,397
Total current assets	2,786,228	2,965,528
Property, plant and equipment	462,609	473,109
Contract costs	195,999	189,235
Intangible assets	524,304	568,811
Other long-term assets	81,807	69,353
Long-term financial assets	132,796	122,820
Deferred tax assets	223,831	261,431
Goodwill	7,010,298	7,136,983
	11,417,872	11,787,270

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,074,046	1,113,636
Accrued compensation	529,272	571,883
Current derivative financial instruments (Note 10)	7,394	28,106
Deferred revenue	487,144	416,329
Income taxes	147,480	159,562
Provisions	52,297	94,398
Current portion of long-term debt	193,744	230,906
Total current liabilities before clients’ funds obligations	2,491,377	2,614,820
Clients’ funds obligations	359,420	492,965
Total current liabilities	2,850,797	3,107,785
Long-term provisions	52,657	62,637
Long-term debt	1,872,515	1,896,181
Other long-term liabilities	265,372	277,223
Long-term derivative financial instruments (Note 10)	55,996	225
Deferred tax liabilities	152,333	170,987
Retirement benefits obligations	183,046	190,063
	5,432,716	5,705,101

Equity
Retained earnings	3,230,580	3,057,578
Accumulated other comprehensive income (Note 6)	432,778	598,226
Capital stock (Note 7A)	2,150,943	2,254,245
Contributed surplus	170,855	172,120
	5,985,156	6,082,169
	11,417,872	11,787,270

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2016 and 2015    3

Interim Consolidated Statements of Changes in Equity
For the six months ended March 31
(in thousands of Canadian dollars) (unaudited)

	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
	$	$	$	$	$
Balance as at September 30, 2015	3,057,578	598,226	2,254,245	172,120	6,082,169

Net earnings	520,448	—	—	—	520,448
Other comprehensive income	—	(165,448)	—	—	(165,448)
Comprehensive income	520,448	(165,448)	—	—	355,000
Share-based payment costs	—	—	—	17,730	17,730
Income tax impact associated with stock options	—	—	—	15,225	15,225
Exercise of stock options (Note 7A)	—	—	67,617	(12,970)	54,647
Exercise of performance share units (“PSUs”) (Note 7A)	—	—	21,250	(21,250)	—
Repurchase of Class A subordinate shares (Note 7A)	(347,446)	—	(170,374)	—	(517,820)
Purchase of Class A subordinate shares held in trust (Note 7A)	—	—	(21,795)	—	(21,795)
Balance as at March 31, 2016	3,230,580	432,778	2,150,943	170,855	5,985,156

	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
	$	$	$	$	$
Balance as at September 30, 2014	2,356,008	228,624	2,246,197	157,896	4,988,725

Net earnings	487,430	—	—	—	487,430
Other comprehensive income	—	(16,065)	—	—	(16,065)
Comprehensive income	487,430	(16,065)	—	—	471,365
Share-based payment costs	—	—	—	17,126	17,126
Income tax impact associated with stock options	—	—	—	9,907	9,907
Exercise of stock options (Note 7A)	—	—	52,811	(10,388)	42,423
Exercise of PSUs (Note 7A)	—	—	8,668	(8,668)	—
Purchase of Class A subordinate shares held in trust (Note 7A)	—	—	(11,099)	—	(11,099)
Balance as at March 31, 2015	2,843,438	212,559	2,296,577	165,873	5,518,447

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2016 and 2015    4

Interim Consolidated Statements of Cash Flows
For the three and six months ended March 31
(in thousands of Canadian dollars) (unaudited)

	Three months ended March 31		Six months ended March 31
	2016	2015	2016	2015
	$	$	$	$
Operating activities
Net earnings	282,735	251,174	520,448	487,430
Adjustments for:
Amortization and depreciation	100,962	108,210	202,821	214,101
Deferred income taxes	(10,188)	(6,083)	25,208	11,149
Foreign exchange (gain) loss	(870)	562	274	(875)
Share-based payment costs	4,343	6,211	17,730	17,126
Net change in non-cash working capital items (Note 8)	(125,601)	(75,369)	(186,891)	(105,021)
Cash provided by operating activities	251,381	284,705	579,590	623,910

Investing activities
Business acquisitions	(34,442)	—	(38,442)	—
Purchase of property, plant and equipment	(52,190)	(21,960)	(83,227)	(67,779)
Proceeds from sale of property, plant and equipment	1,788	—	1,788	15,255
Additions to contract costs	(25,586)	(16,769)	(43,989)	(31,446)
Additions to intangible assets	(22,887)	(19,330)	(45,401)	(34,987)
Purchase of long-term investments	—	(1,261)	(9,940)	(5,510)
Proceeds from sale of long-term investments	25,544	2,764	27,543	3,719
Payments received from long-term receivables	—	901	164	2,027
Cash used in investing activities	(107,773)	(55,655)	(191,504)	(118,721)

Financing activities
Net change in unsecured committed revolving credit facility	150,000	—	150,000	—
Increase of long-term debt	4,345	7,725	22,347	34,644
Repayment of long-term debt	(157,282)	(481,266)	(178,296)	(799,101)
Settlement of derivative financial instruments	(24,057)	(55,350)	(24,057)	(98,322)
Purchase of Class A subordinate shares held in trust (Note 7A)	—	—	(21,795)	(11,099)
Repurchase of Class A subordinate shares (Note 7A)	(508,688)	—	(527,286)	—
Issuance of Class A subordinate shares	11,157	20,465	53,022	41,993
Cash used in financing activities	(524,525)	(508,426)	(526,065)	(831,885)
Effect of foreign exchange rate changes on cash and cash equivalents	(2,518)	13,305	1,636	14,487
Net decrease in cash and cash equivalents	(383,435)	(266,071)	(136,343)	(312,209)
Cash and cash equivalents, beginning of period	552,354	489,577	305,262	535,715
Cash and cash equivalents, end of period	168,919	223,506	168,919	223,506

Supplementary cash flow information (Note 8).

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2016 and 2015    5

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2016 and 2015
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

1.Description of business
CGI Group Inc. (the “Company”), directly or through its subsidiaries, manages information technology (“IT”) services as well as business process services (“BPS”) to help clients effectively realize their strategies and create added value. The Company’s services include the management of IT and business functions (“outsourcing”), systems integration and consulting, as well as the sale of software solutions. The Company was incorporated under Part IA of the Companies Act (Québec) predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its shares are publicly traded. The executive and registered office of the Company is situated at 1350 René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.
2.Basis of preparation
These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). In addition, the interim condensed consolidated financial statements have been prepared in accordance with the accounting policies set out in Note 3, “Summary of significant accounting policies”, of the Company’s consolidated financial statements for the year ended September 30, 2015. The accounting policies were consistently applied to all periods.
These interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended September 30, 2015.
The Company’s interim condensed consolidated financial statements for the three and six months ended March 31, 2016 and 2015 were authorized for issue by the Board of Directors on April 26, 2016.
3.Changes in accounting policies
FUTURE ACCOUNTING STANDARD CHANGES
The following standards have been issued but are not yet effective:
IFRS 15 - Revenue from Contracts with Customers
In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers”, to specify how and when to recognize revenue as well as requiring the provision of more informative and relevant disclosures. The standard supersedes IAS 18, “Revenue”, IAS 11, “Construction Contracts”, and other revenue related Interpretations. The standard will be effective on October 1, 2018 for the Company, with earlier application permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.
IFRS 9 - Financial Instruments
In July 2014, the IASB amended IFRS 9, “Financial Instruments”, to bring together the classification and measurement, impairment and hedge accounting phases of the IASB's project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The standard supersedes all previous versions of IFRS 9 and will be effective on October 1, 2018 for the Company, with earlier application permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.
IFRS 16 - Leases
In January 2016, the IASB issued IFRS 16, “Leases”, to set out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a lease contract. The standard supersedes IAS 17, "Leases", and other lease related Interpretations. The standard will be effective on October 1, 2019 for the Company with earlier application permitted only if IFRS 15 “Revenue from Contracts with Customers” is also applied.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2016 and 2015    6

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2016 and 2015
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

4.Restructuring costs
During the year ended September 30, 2015, the Company announced a restructuring program of approximately $60,000,000 for productivity improvement initiatives, which was completed during the period ended December 31, 2015. During the three and six months ended March 31, 2016, the Company incurred nil and $29,100,000 respectively of restructuring costs.

5.	Income taxes
The Company’s effective income tax rates for the three and six months ended March 31, 2016 were 23.2% and 26.0%, respectively (25.8% and 26.0% for the three and six months ended March 31, 2015, respectively).
For the three and six months ended March 31, 2016, the income tax expense contained a favorable tax adjustment of $14,400,000 attributable to the recognition of deferred tax assets following an agreement with a tax authority. In addition, during the six months ended March 31, 2016, the Company incurred an additional income tax expense of $5,900,000 due to the United Kingdom Finance Bill 2015-16 that was enacted on November 18, 2015, which reduces the U.K. corporate tax rate from 20% to 19%, effective April 1, 2017 and from 19% to 18%, effective April 1, 2020. The effective income tax rates before the net favorable tax adjustments for the three and six months ended March 31, 2016 were 27.1% and 27.2%, respectively (25.8% and 26.0% for the three and six months ended March 31, 2015, respectively).
6.Accumulated other comprehensive income

	As at March 31, 2016	As at September 30, 2015
	$	$
Items that will be reclassified subsequently to net earnings:
Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $68,000 as at March 31, 2016 ($72,873 as at September 30, 2015)	928,862	1,111,339
Net losses on derivative financial instruments and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $70,885 as at March 31, 2016 ($75,316 as at September 30, 2015)	(456,471)	(485,245)
Net unrealized gains on cash flow hedges, net of accumulated income tax expense of $9,371 as at March 31, 2016 ($13,732 as at September 30, 2015)	17,318	32,228
Net unrealized gains on available-for-sale investments, net of accumulated income tax expense of $868 as at March 31, 2016 ($925 as at September 30, 2015)	2,614	2,718
Items that will not be reclassified subsequently to net earnings:
Net remeasurement losses on defined benefit plans, net of accumulated income tax recovery of $20,273 as at March 31, 2016 ($19,820 as at September 30, 2015)	(59,545)	(62,814)
	432,778	598,226
For the six months ended March 31, 2016, $6,076,000 of the net unrealized gains previously recognized in other comprehensive income, net of income tax expense of $2,971,000, were reclassified to net earnings for derivative financial instruments designated as cash flow hedges.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2016 and 2015    7

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2016 and 2015
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

7.Capital stock, share-based payments and earnings per share

A)	CAPITAL STOCK

	Class A subordinate shares		Class B shares		Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$
As at September 30, 2015	275,773,284	2,207,826	33,272,767	46,419	309,046,051	2,254,245
Issued upon exercise of stock options[1]	3,139,801	67,617	—	—	3,139,801	67,617
PSUs exercised[2]	—	21,250	—	—	—	21,250
Repurchased and cancelled[3]	(9,519,875)	(170,374)	—	—	(9,519,875)	(170,374)
Purchased and held in trust[4]	—	(21,795)	—	—	—	(21,795)
Conversion of shares[5]	420,019	586	(420,019)	(586)	—	—
As at March 31, 2016	269,813,229	2,105,110	32,852,748	45,833	302,665,977	2,150,943

[1]
The carrying value of Class A subordinate shares includes $12,970,000 ($10,388,000 as at March 31, 2015), which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the period.

[2]
During the six months ended March 31, 2016, 969,241 PSUs (316,857 during the six months ended March 31, 2015) were exercised with a recorded value of $21,250,000 ($8,668,000 as at March 31, 2015) that was removed from contributed surplus. As at March 31, 2016, 1,192,308 Class A subordinate shares were held in trust under the PSU plan (1,719,827 as at March 31, 2015) (Note 7B).

[3]
On January 27, 2016, the Company’s Board of Directors authorized the renewal of the Normal Course Issuer Bid (“NCIB”) for the purchase of up to 21,425,992 Class A subordinate shares for cancellation on the open market through the Toronto Stock Exchange (“TSX”). The Class A subordinate shares are available for purchase commencing February 11, 2016 until no later than February 3, 2017, or on such earlier date when the Company completes its purchases or elects to terminate the bid.

During the six months ended March 31, 2016, the Company repurchased 7,112,375 Class A subordinate shares from the Caisse de dépôt et placement du Québec for a cash consideration of $400,000,000. The excess of the purchase price over the carrying value in the amount of $247,893,000 was charged to retained earnings. In accordance with the requirements of TSX, the repurchase is considered in the annual aggregate limit that the Company is entitled to repurchase under its current NCIB. In addition, during the six months ended March 31, 2016, the Company repurchased 2,207,500 Class A subordinate shares under the previous NCIB for cash consideration of $117,820,000 and the excess of the purchase price over the carrying value in the amount of $99,553,000 was charged to retained earnings. During the six months ended March 31, 2015 the Company did not repurchase any Class A subordinate shares.
As of September 30, 2015, 200,000 of repurchased Class A subordinate shares with a carrying value of $1,631,000 and a purchase value of $9,466,000 were held by the Company and were paid and cancelled during the six months ended March 31, 2016 under the previous NCIB.

[4]
The trustee, in accordance with the terms of the PSU plan and a Trust Agreement, purchased 441,722 Class A subordinate shares of the Company on the open market for $21,795,000 during the six months ended March 31, 2016 (288,535 Class A subordinate shares for $11,099,000 during the six months ended March 31, 2015).

[5]	During the six months ended March 31, 2016, a shareholder converted 420,019 Class B shares into 420,019 Class A subordinate shares.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2016 and 2015    8

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2016 and 2015
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

7.Capital stock, share-based payments and earnings per share (continued)
B) SHARE-BASED PAYMENTS

i)	Stock options
Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, stock options to purchase Class A subordinate shares to certain employees, officers and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the TSX on the day preceding the date of the grant. Stock options generally vest over four years from the date of grant conditionally upon achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.
The following table presents information concerning the number of outstanding stock options granted by the Company:

Outstanding as at September 30, 2015	20,629,392
Granted	263,977
Exercised	(3,139,801)
Forfeited	(2,354,073)
Outstanding as at March 31, 2016	15,399,495
The weighted average fair value of stock options granted during the six months ended March 31 and the weighted average assumptions used in the calculation of their fair value on the date of grant using the Black-Scholes option pricing model were as follows:

	2016	2015
Grant date fair value ($)	11.16	8.60
Dividend yield (%)	0.00	0.00
Expected volatility (%)[1]	24.97	24.70
Risk-free interest rate (%)	0.83	1.33
Expected life (years)	4.00	4.00
Exercise price ($)	52.97	39.64
Share price ($)	52.97	39.64

[1]	Expected volatility was determined using statistical formulas and based on the weekly historical average of closing daily share prices over the period of the expected life of stock option.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2016 and 2015    9

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2016 and 2015
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

7.Capital stock, share-based payments and earnings per share (continued)
B) SHARE-BASED PAYMENTS (CONTINUED)

ii)	Performance share units
Under the PSU plan, the Board of Directors may grant PSUs to senior executives and other key employees (“participants”) which entitle them to receive one Class A subordinate share for each PSU. The vesting performance conditions are determined by the Board of Directors at the time of each grant. PSUs expire on the business day preceding December 31 of the third calendar year following the end of the fiscal year during which the PSU award was made, except in the event of retirement, termination of employment or death. Granted PSUs vest annually over a period of four years from the date of grant conditionally upon achievement of objectives.
Class A subordinate shares purchased in connection with the PSU plan are held in trust for the benefit of the participants. The trust, considered as a structured entity, is consolidated in the Company’s consolidated financial statements with the cost of the purchased shares recorded as a reduction of capital stock (Note 7A).
The following table presents information concerning the number of outstanding PSUs granted by the Company:

Outstanding as at September 30, 2015	1,719,827
Granted[1]	570,000
Exercised	(969,241)
Forfeited	(128,278)
Outstanding as at March 31, 2016	1,192,308
1 The PSUs granted in the period had a grant date fair value of $48.35 per unit.
C) EARNINGS PER SHARE
The following tables set forth the computation of basic and diluted earnings per share for the three and six months ended March 31:

					Three months ended March 31
	2016			2015
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	282,735	306,358,432	0.92	251,174	312,711,663	0.80
Net effect of dilutive stock options and PSUs[2]		7,252,147			10,203,708
	282,735	313,610,579	0.90	251,174	322,915,371	0.78

				Six months ended March 31
	2016			2015
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	520,448	307,040,218	1.70	487,430	311,912,349	1.56
Net effect of dilutive stock options and PSUs[2]		8,325,142			9,538,504
	520,448	315,365,360	1.65	487,430	321,450,853	1.52

[1]
During the three months ended March 31, 2016, 9,127,375 Class A subordinate shares repurchased and 1,192,308 Class A subordinate shares held in trust were excluded from the calculation of weighted average number of shares outstanding as of the date of transaction (nil and 1,719,827, respectively, during the three months ended March 31, 2015). During the six months ended March 31, 2016, 9,519,875 Class A subordinate shares repurchased and 1,192,308 Class A subordinate shares held in trust were excluded from the calculation of weighted average number of shares outstanding as of the date of transaction (nil and 1,719,827, respectively, during the six months ended March 31, 2015).

[2]
The calculation of the diluted earnings per share excluded respectively 251,300 and 3,969,494 stock options for the three and six months ended March 31, 2016 (34,000 and 3,269,000 for the three and six months ended March 31, 2015), as they were anti-dilutive.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2016 and 2015    10

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2016 and 2015
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.Supplementary cash flow information
a)Net change in non-cash working capital items is as follows for the three and six months ended March 31:

	Three months ended March 31		Six months ended March 31
	2016	2015	2016	2015
	$	$	$	$
Accounts receivable	31,301	128,243	(23,729)	58,231
Work in progress	(74,021)	(43,203)	(97,409)	(6,966)
Prepaid expenses and other assets	(35,030)	(32,964)	(40,639)	(7,666)
Long-term financial assets	979	(1,003)	(1,997)	(3,044)
Accounts payable and accrued liabilities	(64,084)	(90,379)	(17,777)	(17,747)
Accrued compensation	10,210	42,714	(39,021)	(23,827)
Deferred revenue	67,741	(1,270)	87,967	(13,803)
Provisions	(35,803)	(33,377)	(49,122)	(61,759)
Long-term liabilities	(112)	(17,869)	1,722	(32,332)
Retirement benefits obligations	(2,759)	(2,058)	(4,075)	(3,303)
Derivative financial instruments	1,809	141	76	112
Income taxes	(25,832)	(24,344)	(2,887)	7,083
	(125,601)	(75,369)	(186,891)	(105,021)
b)Net interest paid and income taxes paid are classified within operating activities and are as follows for the three and six months ended March 31:

	Three months ended March 31		Six months ended March 31
	2016	2015	2016	2015
	$	$	$	$
Net interest paid	22,807	24,920	40,497	45,377
Income taxes paid	112,401	109,673	148,492	146,699

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2016 and 2015    11

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2016 and 2015
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.Segmented information
The following tables present information on the Company’s operations based on its current management structure managed through seven operating segments which are based on where the client's work is delivered from – the geographic delivery model, namely: United States of America (“U.S.”); Nordics; Canada; France (including Luxembourg and Morocco) (“France”); United Kingdom (“U.K.”); Eastern, Central and Southern Europe (primarily Netherlands and Germany) (“ECS”); and Asia Pacific (including Australia, India and the Philippines) (“Asia Pacific”).
The Company has retrospectively revised the segmented information for the comparative period to conform to the segmented information structure in effect as of July 1, 2015.

			For the three months ended March 31, 2016
	U.S.	Nordics	Canada	France	U.K.	ECS	Asia Pacific	Total
	$	$	$	$	$	$	$	$

Segment revenue	747,572	436,251	381,071	378,954	360,506	310,219	135,476	2,750,049
Earnings before net finance costs and income tax expense[1]	121,730	46,374	81,636	43,440	43,103	29,183	25,150	390,616
Net finance costs								(22,631)
Earnings before income taxes								367,985

[1]
Total amortization and depreciation of $100,580,000 included in the U.S., Nordics, Canada, France, U.K., ECS and Asia Pacific operating segments is $23,697,000, $18,301,000, $14,957,000, $8,920,000, $19,603,000, $9,658,000 and $5,444,000, respectively, for the three months ended March 31, 2016.

			For the three months ended March 31, 2015
	U.S.	Nordics	Canada	France	U.K.	ECS	Asia Pacific	Total
	$	$	$	$	$	$	$	$

Segment revenue	698,659	424,926	385,972	330,597	333,730	308,381	118,943	2,601,208
Earnings before net finance costs and income tax expense[1]	108,502	49,943	77,143	40,895	37,583	30,050	19,000	363,116
Net finance costs								(24,471)
Earnings before income taxes								338,645

[1]
Total amortization and depreciation of $107,912,000 included in the U.S., Nordics, Canada, France, U.K., ECS and Asia Pacific operating segments is $27,529,000, $16,336,000, $17,550,000, $7,995,000, $20,279,000, $10,590,000 and $7,633,000, respectively, for the three months ended March 31, 2015.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2016 and 2015    12

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2016 and 2015
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.Segmented information (continued)

			For the six months ended March 31, 2016
	U.S.	Nordics	Canada	France	U.K.	ECS	Asia Pacific	Total
	$	$	$	$	$	$	$	$

Segment revenue	1,463,580	873,064	763,970	723,774	725,834	618,981	264,523	5,433,726
Earnings before restructuring costs, net finance costs and income tax expense[1]	231,458	95,349	161,768	89,069	87,894	63,199	46,003	774,740
Restructuring costs								(29,100)
Net finance costs								(42,744)
Earnings before income taxes								702,896

[1]
Total amortization and depreciation of $202,244,000 included in the U.S., Nordics, Canada, France, U.K., ECS and Asia Pacific operating segments is $46,909,000, $36,034,000, $30,442,000, $17,244,000, $39,815,000, $21,157,000 and $10,643,000, respectively, for the six months ended March 31, 2016.

			For the six months ended March 31, 2015
	U.S.	Nordics	Canada	France	U.K.	ECS	Asia Pacific	Total
	$	$	$	$	$	$	$	$

Segment revenue	1,353,243	867,766	768,121	655,902	644,428	625,383	227,620	5,142,463
Earnings before net finance costs and income tax expense[1]	203,629	89,168	157,883	81,772	72,756	62,785	39,172	707,165
Net finance costs								(48,051)
Earnings before income taxes								659,114

[1]
Total amortization and depreciation of $213,506,000 included in the U.S., Nordics, Canada, France, U.K., ECS and Asia Pacific operating segments is $55,831,000, $33,024,000, $35,576,000, $16,042,000, $38,853,000, $21,043,000 and $13,137,000, respectively, for the six months ended March 31, 2015.

The accounting policies of each operating segment are the same as those described in the summary of significant accounting policies (Note 3) of the Company’s consolidated financial statements for the year ended September 30, 2015. Intersegment revenue is priced as if the revenue was from third parties.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2016 and 2015    13

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2016 and 2015
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.Financial instruments
FAIR VALUE
All financial instruments are initially measured at their fair values. Subsequently, financial assets classified as loans and receivables and financial liabilities classified as other liabilities are measured at their amortized cost using the effective interest rate method. Financial assets and liabilities classified as fair value through earnings (“FVTE”) and classified as available-for-sale are measured subsequently at their fair values.
The Company has made the following classifications:
FVTE
Cash and cash equivalents and derivative financial instruments (unless they qualify for hedge accounting). In addition, deferred compensation plan assets within long-term financial assets were designated by management as FVTE upon initial recognition as this reflected management's investment strategy.
Loans and receivables
Trade accounts receivable, cash included in funds held for clients and long-term receivables within long-term financial assets.
Available-for-sale
Long-term bonds included in funds held for clients and in long-term investments within long-term financial assets.
Other liabilities
Accounts payable and accrued liabilities, accrued compensation, long-term debt and clients’ funds obligations.
FAIR VALUE HIERARCHY
Fair value measurements recognized in the balance sheet are categorized in accordance with the following levels:
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: inputs other than quoted prices included in Level 1, but that are observable for the asset or liability, either directly or indirectly; and
Level 3: inputs for the asset or liability that are not based on observable market data.
FAIR VALUE MEASUREMENTS
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Valuation techniques used to value financial instruments are as follows:

-
The fair value of Senior U.S. and euro unsecured notes, the unsecured committed term loan credit facility, the unsecured committed revolving credit facility and the other long-term debt is estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions;

-
The fair value of long-term bonds included in funds held for clients and in long-term investments is determined by discounting the future cash flows using observable inputs, such as interest rate yield curves or credit spreads, or according to similar transactions on an arm's-length basis;

-	The fair value of foreign currency forward contracts is determined using forward exchange rates at the end of the reporting period;

-
The fair value of cross-currency swaps and interest rate swaps is determined based on market data (primarily yield curves, exchange rates and interest rates) to calculate the present value of all estimated flows;

-	The fair value of cash and cash equivalents is determined using observable quotes.
There were no changes in valuation techniques during the six months ended March 31, 2016.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2016 and 2015    14

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2016 and 2015
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.Financial instruments (continued)
FAIR VALUE MEASUREMENTS (CONTINUED)
The following table presents financial liabilities measured at amortized cost categorized using the fair value hierarchy:

		As at March 31, 2016		As at September 30, 2015
	Level	Carrying amount	Fair value	Carrying amount	Fair value
		$	$	$	$
Financial liabilities for which fair value is disclosed
Other liabilities
Senior U.S. and euro unsecured notes	Level 2	1,716,091	1,805,379	1,765,180	1,839,478
Unsecured committed revolving credit facility	Level 2	150,000	150,000	—	—
Unsecured committed term loan credit facility	Level 2	—	—	129,222	129,385
Other long-term debt	Level 2	24,577	23,786	23,437	22,049
		1,890,668	1,979,165	1,917,839	1,990,912

The following table presents financial assets and liabilities measured at fair value categorized using the fair value hierarchy:

	Level	As at March 31, 2016	As at September 30, 2015
		$	$
Financial assets
Financial assets at fair value through earnings
Cash and cash equivalents	Level 2	168,919	305,262
Deferred compensation plan assets	Level 1	38,110	38,238
		207,029	343,500
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2	22,348	26,567
Long-term derivative financial instruments	Level 2	58,686	30,771
		81,034	57,338
Available-for-sale
Long-term bonds included in funds held for clients	Level 2	196,063	196,964
Long-term investments	Level 2	24,219	42,202
		220,282	239,166
Financial liabilities
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2	7,394	28,106
Long-term derivative financial instruments	Level 2	55,996	225
		63,390	28,331
There were no transfers between Level 1 and Level 2 during the six months ended March 31, 2016.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2016 and 2015    15

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2016 and 2015
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.Financial instruments (continued)
FAIR VALUE MEASUREMENTS (CONTINUED)
The following table summarizes the fair value of outstanding derivative financial instruments:

	Recorded in	As at March 31, 2016	As at September 30, 2015
		$	$
Hedges on net investments in foreign operations
$831,400 cross-currency swap in euro designated as a fixed-to-fixed hedging instrument of the Company’s net investment in European operations ($109,730 as at September 30, 2015)	Long-term assets Current liabilities	34,606 —	— 22,297
Cash flow hedges on future revenue
U.S.$4,500 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Canadian dollar (U.S.$9,000 as at September 30, 2015)	Current liabilities	1,043	2,478
U.S.$71,131 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee (U.S.$42,296 as at September 30, 2015)	Current assets Long-term assets Current liabilities Long-term liabilities	2,880 1,063 680 —	1,388 1,284 1,220 86
$155,250 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Canadian dollar and the Indian rupee ($151,916 as at September 30, 2015)	Current assets Long-term assets Current liabilities Long-term liabilities	11,938 9,519 3 637	14,795 16,212 — —
kr120,350 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Swedish krona and the Indian rupee (kr77,100 as at September 30, 2015)	Current assets Long-term assets Current liabilities Long-term liabilities	979 396 408 89	1,279 879 — —
€19,300 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Indian rupee (€7,300 as at September 30, 2015)	Current liabilities Long-term liabilities	485 111	441 —
£31,550 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the British pound and the Indian rupee (£25,200 as at September 30, 2015)	Current assets Long-term assets Current liabilities Long-term liabilities	3,139 958 — —	59 12 47 139
€90,550 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the British pound (€84,000 as at September 30, 2015)	Current assets Long-term assets Current liabilities Long-term liabilities	3,412 2,709 3,638 941	9,044 8,254 — —
€2,500 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Swedish krona (€5,000 as at September 30, 2015)	Current liabilities	102	339
€17,700 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Moroccan dirham (€7,000 as at September 30, 2015)	Current assets Current liabilities Long-term liabilities	— 917 578	2 198 —
€16,650 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Czech koruna (€nil as at September 30, 2015)	Current liabilities Long-term liabilities	118 55	— —
Cash flow hedges on unsecured committed term loan credit facility
$nil interest rate swap floating-to-fixed ($109,730 as at September 30, 2015)	Current liabilities	—	1,086

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2016 and 2015    16

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2016 and 2015
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.Financial instruments (continued)

	Recorded in	As at March 31, 2016	As at September 30, 2015
		$	$
Cash flow hedges on Senior U.S. unsecured notes
U.S.$600,000 cross-currency swaps to Canadian dollar fixed-to-fixed (U.S.$nil as at September 30, 2015)	Long-term liabilities	53,585	—
Fair value hedges on Senior U.S. unsecured notes
U.S.$250,000 interest rate swaps fixed-to-floating (U.S.$250,000 as at September 30, 2015)	Long-term assets	9,435	4,130
During the three and six months ended March 31, 2016, the Company repaid in advance, without penalty, the remaining portion of the May 2016 maturing tranche of unsecured committed term loan credit facility for a total amount of $129,736,000. Following the debt repayment, the Company settled, during the three and six months ended March 31, 2016, the related floating-to-fixed interest rate swap with a notional amount of $109,730,000 with no material impact, and settled the related cross-currency swap with a notional amount of $109,730,000.
Also, during the three and six months ended March 31, 2016, the Company entered into cross-currency swap agreements, for a notional amount of U.S.$600,000,000, related to its Senior U.S. unsecured notes and the U.S. tranches of the Senior unsecured notes which have maturity dates ranging between September, 2018 and September, 2024. The cross-currency swaps are designated as cash flow hedges to offset the variability in the exchange rate between the U.S. and Canadian dollar. During the three and six months ended March 31, 2016, the Company also entered into Canadian dollar to euro cross-currency swap agreements for a notional amount of $831,400,000 designated as hedging instruments of the Company’s net investment in European operations.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2016 and 2015    17